June 26, 2000


VIA EDGAR

Filer Support, EDGAR
U.S. Securities and Exchange Commission
Operations Center, Stop 0-7
6432 General Green Way
Alexandria, VA 22312


              Re: AmSouth AutoCorp, Inc. (File No. 333-49313)

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         On April 4, 1998, AmSouth AutoCorp, Inc. (the "Company"), an
affiliate of AmSouth Bank, filed a Registration Statement on Form S-3 with respect to Asset-Backed Notes and Certificates (Accession Number 0000950131-98-002333) . On July 16, 1998, the Company filed Amendment No. 1 to the Registration Statement (Accession Number 0000950131-98-004325) . This registration statement was never declared effective by the Securities and Exchange Commission, nor was it ever withdrawn.

         On June 6, 2000, AmSouth Auto Receivables LLC, another affiliate of AmSouth Bank, filed a Registration Statement on Form S-3. In connection with the staff of the Securities and Exchange Commission's review of this registration statement, Mr. Mark W. Green, Associate Director in the Division of Corporation Finance, requested that we formally withdraw AmSouth AutoCorp, Inc.'s registration statement.

         Pursuant to that request, AmSouth AutoCorp, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-49313) be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

         Should you have any questions, please contact Chadwick A. Hoyt of Mayer, Brown & Platt at (312) 701-7063. Thank you very much for your assistance.

                                                   Very truly yours,


                                                   /s/  P.  K.  Chatterjee
                                                   ------------------------
                                                    P.  K.  Chatterjee